Executive Presidency

June 28, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549-7010

Re:                             Southern Copper Corporation

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013

Definitive Proxy Statement on Schedule 14A

Filed March 25, 2013

Response submitted May 28, 2013

File No. 001-14066

Dear Ms. Jenkins:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated June 17, 2013, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Operating Cash Costs, page 75 and Non-GAAP Information Reconciliation, page 95

1.        We note you present the non-GAAP measure, “operating cash cost per pound of copper produced” of $0.713, $0.517 and $0.28 for the years ended December 31, 2012, 2011 and 2010, respectively, computed by deducting by-product Molybdenum, Silver, zinc and other sales (the “non-GAAP measure”).  In calculating this non-GAAP measure, we believe the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs.  In this regard, your presentation suggests you incurred lower mining costs for copper, which in actuality is not the case.  We can appreciate your desire to

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  —  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid presenting the non-GAAP measure.  We believe the significance of by-product revenues can be described textually in a manner that investors can understand without including the non-GAAP measure.  Please amend your Form 10-K as appropriate to comply.

We appreciate the Commission’s comment.  However, we believe that continued presentation of the non-GAAP measure “operating cash cost per pound of copper produced” computed by deducting by-product molybdenum, silver, zinc and other sales (“Non-GAAP Measure”) is appropriate.

This Non-GAAP Measure is useful to readers of the financial statements for consistency and comparability purposes.  Within the copper mining industry, copper producers typically present the non-GAAP measure known as the “C1 cost,” “operating cash cost” or “direct cash cost” (“C1 Cost”).  This overall performance benchmark has been embraced by the financial analyst community that covers the copper mining industry.  While each copper producer defines C1 Cost slightly differently to account for factors specific to them only, most, if not all, copper producers disclose their results deducting from the cost associated with producing a pound of copper, the revenue from non-copper by-products.  This non-GAAP measure is a useful management tool that allows us to track our performance and better allocate our resources.  Our senior management reviews our C1 Cost performance on a monthly basis comparing the current period C1 Cost against prior periods amounts.  In addition, C1 cost is provided on a quarterly basis to our Board of Directors, who carries out its own review and analysis.  This measure is also used in our investment project evaluation process to determine a project’s potential contribution to our operations, its competitiveness and its relative strength in various copper price scenarios.

We also find that the availability of this information in the market facilitates our dialogue with other capital markets participants and third parties such as credit rating agencies.  Our investors are familiar with the measure as we have disclosed it to them for more than 10 years.  Not providing to the market information showing the impact of the non-copper sales as a reduction of our costs to produce a pound of copper would create a lack of comparability between the Company’s available information and the information available for the vast majority of copper producers, as well as to information available for the Company for prior periods.

The reduction for by-product revenues does not materially distort our actual production costs because we provide investors all relevant information necessary to understand our actual production costs.  Among other things:

(a)         on pages 75-76 of our 2012 Form 10-K we include a definition of “operating cash cost” and include our reasons for inclusion or exclusion of certain concepts;

(b)         we disclose on page 76 of our 2012 Form 10-K each of (i) “operating cash cost

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  —  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

per pound of copper produced” computed without deducting by-product molybdenum, silver, zinc and other sales and (ii) by-product molybdenum, silver, zinc and other sales that are credited to “operating cash cost per pound of copper produced,” immediately prior to, and with equal prominence to, “operating cash cost per pound of copper produced” computed by deducting by-product molybdenum, silver, zinc and other sales;

(c)          we explain on page 76 of our 2012 Form 10-K that “[t]he increase in recent years in the price of molybdenum, as well as increases in the prices of silver and zinc, have had a significant effect on our traditional calculation of cash costs and its comparability between periods;” and

(d)         we include a GAAP to non-GAAP information reconciliation on page 95 of our 2012 Form 10-K.

Nonetheless, in light of the Commission’s comment, we will further enhance our disclosure in future filings by presenting “operating cash cost per pound of copper produced” computed without credit for by-product molybdenum, silver, zinc and other sales with greater prominence than “operating cash cost per pound of copper produced” computed  with credit for by-product molybdenum, silver, zinc and other sales in a form substantially similar to the one that follows (textual changes are underlined):

“Our operating cash costs per pound, both with and without credit for by-products revenue, in each case as defined above, are presented in the table below for the three years ended December 31, 20XX.

	Year						Variance
(Dollars per pound)	20XX		20XX		20XX		20XX- 20XX		20XX- 20XX
Operating cash cost per pound of copper produced without credit for by-products revenue(1)	$	X.XXX	$	X.XXX	$	X.XXX	$	X.XXX	$	X.XXX
Add: by-product revenues(2)	$	X.XXX	$	X.XXX	$	X.XXX	$	X.XXX	$	X.XXX
Operating cash cost per pound of copper produced with credit for by-products revenue(1)	$	X.XXX	$	X.XXX	$	X.XXX	$	X.XXX	$	X.XXX

(1)         This is a non-GAAP measure.  Please see pages XX and XX for further detail.

(2)         The increase in recent years in the price of molybdenum, as well as increases in the prices of silver and zinc, have had a significant effect on our traditional calculation of cash costs and its comparability between periods.  Please see pages XX and XX for further detail.”

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  —  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

Schedule 14A Filed March 25, 2013

Summary Compensation Table, page 22

2.        We note your response to comment three in our letter dated May 15, 2013.  Item 402(a)(2) of Regulation S-K requires disclosure of all compensation paid to  the named executive officers by any person for all services rendered in all capacities to the registrant.  Please advise us of the amount of compensation (whether or not paid by another entity) received by Mr. Mercado for services rendered to you.  Please also confirm that in future filings your disclosure will include all compensation paid to Mr. Mercado and other named executive officers for services rendered to you even if paid by other entities.  Please provide draft disclosure in your response.

We appreciate the Commission’s comment and attending to your request we inform you that Mr. Genaro Guerrero Diaz Mercado, our Chief Financial Officer from January 2, 2008 until April 17, 2013, received $184,005, $185,907 and $211,651 as total compensation for 2012, 2011 and 2010, respectively, paid by Grupo Mexico S. A. de C. V. (“Grupo Mexico”) from January until June 2010 and by Ferrocarril Mexicano S.A. de C.V.(“Ferromex”), a subsidiary of Grupo Mexico, for the balance of 2010, 2011 and 2012.  As we previously reported, in addition to serving as Chief Financial Officer of the Company, Mr. Genaro Guerrero Diaz Mercado also served as Vice President, Finance of Ferromex.  Although Mr. Genaro Guerrero Diaz Mercado did not keep a time log for the time dedicated to providing services to the Company, it is estimated that between 30% and 40% of the annual compensation paid to Mr. Genaro Guerrero Diaz Mercado by Ferromex or Grupo Mexico could be allocated to services provided by Mr. Genaro Guerrero Diaz Mercado to our Company.

As reported to the Commission in a Form 8-K dated April 19, 2013, Mr. Genaro Guerrero Diaz Mercado resigned on April 17, 2013 and was replaced by Mr. Raul Jacob on April 18, 2013.  However, attending to your request we will expand, as required by the circumstances, our disclosure in future filings, including the Summary Compensation Table, as appropriate.  Below is an example of draft disclosure of Mr. Genaro Guerrero Diaz Mercado’s compensation as would be set forth in the Summary Compensation Table for the Company’s 2014 annual proxy statement.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  —  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

“Summary Compensation Table(1)

	Gross Annual Compensation
Name and Principal					All Other
Position	Year		Salary	Bonus	Compensation(3)	Total
Genaro Guerrero Diaz Mercado	2013	(2)	$49,401	$—	$17,022	$66,423
Former Vice President, Finance and CFO	2012	(2)	$156,407	$—	$27,598	$184,005
	2011	(2)	$157,151	$—	$28,756	$185,907

(1)                 Compensation for all of our Mexican employees is denominated in Mexican Pesos. We convert the Mexican Pesos into U.S. dollars using the average exchange rate for the applicable period. The average exchange rate in 2011, 2012 and 2013 for Mexican Pesos was 13.50, 13.57, and 12.55 Mexican Pesos, respectively, for each U.S. dollar.

(2)                 Mr. Genaro Guerrero Diaz Mercado, our Chief Financial Officer until his resignation on April 17, 2013, did not receive compensation from the Company in 2013, 2012 or 2011.  The compensation of Mr. Genaro Guerrero Diaz Mercado for services rendered to the Company in 2013, 2012 and 2011 was instead paid by Ferrocarril Mexicano S.A. de C. V. (“Ferromex”), a subsidiary of Grupo Mexico, for which Mr. Genaro Guerrero Diaz Mercado also served as Vice President, Finance.  Of the total annual compensation reported paid to Mr. Genaro Guerrero Diaz Mercado by Ferromex during such years, 30% to 40% is estimated to be for services rendered to the Company and the balance is estimated to have been for services rendered to Ferromex.

(3)         All Other Compensation for Mr. Genaro Guerrero Diaz Mercado consists mainly of:

(i) Cash Compensation Mandated by Mexican Law:

•                                          $10,011 in 2013 as Mexican legal holiday bonus; and

•                                          2013 vacation bonus.

(ii) Cash Compensation Under Company Sponsored Programs:

•                                          2013 contributions under Ferromex’s savings plan.

•                                          2013 contributions under Ferromex’s medical insurance plans.”

Currently we do not have any Named Executive Officers receiving compensation that is paid by an entity other than the Company.  However, going forward, to the extent any Named Executive Officer receives compensation for services rendered to the Company but that is paid by an entity other than the Company we will disclose in future filings all such compensation paid to such individual.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  —  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

Closing Comments

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob, at +(602) 264-1375 option 1 (Rjacob@southernperu.com.pe) or our General Counsel, Mr. Javier Gomez, at +52-55-1103-5127 (Javier.Gomez@mm.gmexico.com).

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  —  Fax: 1 (602) 264-1397

www.southerncoppercorp.com